UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

SANDRIDGE ENERGY, INC.

(Name of Applicant)*

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
0.00% Convertible Senior Subordinated Notes Due 2020	$300,000,000**

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Amended Joint Plan of Reorganization of SandRidge Energy, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

James D. Bennett

President and Chief Executive Officer

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(Name and Address of Agent for Service)

Copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis Street, Suite 3300

Houston, Texas 77002

(713) 835-3600

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants.
**	The amount listed may be decreased in accordance with and pursuant to the terms of the Plan of Reorganization and the Confirmation Order (as defined in the Plan of Reorganization). Additional notes may be issued under the indenture to be qualified under this application pursuant to the terms thereof.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29025) originally filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2016 (the “Initial Application”), is being filed to (i) amend and restate the title of the securities to be issued under the Indenture, (ii) amend and restate “Name of Guarantors,” “Item 1 - General Information” and “Item 3 - Affiliates” to remove CEBA Gathering, LLC as a Guarantor (as defined below) and Applicant (as defined below), (iii) amend and restate “Item 8 - Analysis of Indenture Provisions,” (iv) attach certain exhibits previously omitted from the Initial Application and file certain revised exhibits to this Amendment and (v) amend and restate the Index to Exhibits.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Initial Application.

The following direct and indirect subsidiaries of SandRidge Energy, Inc. (the “Company”) are expected to be guarantors (the “Guarantors” and, together with the Company, the “Applicants”) of the 0.00% Convertible Senior Subordinated Notes due 2020 (the “New Notes”) as of the Effective Date and are co-applicants on this application.

Table of Co-Applicants

Name of Guarantors

Integra Energy, L.L.C.

Lariat Services, Inc.

SandRidge Exploration and Production, LLC

SandRidge Holdings, Inc.

SandRidge Midstream, Inc.

SandRidge Operating Company

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
SandRidge Energy, Inc.	Corporation	Delaware
Integra Energy, L.L.C.	Limited liability company	Texas
Lariat Services, Inc.	Corporation	Texas
SandRidge Exploration and Production, LLC	Limited liability company	Delaware
SandRidge Holdings, Inc.	Corporation	Delaware
SandRidge Midstream, Inc.	Corporation	Texas
SandRidge Operating Company	Corporation	Texas

AFFILIATIONS

3.	Affiliates.

(a)	The following list indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application.

Name	Record Owner	Ownership
4th Street Properties, LLC	SandRidge Realty, LLC	100%
Black Bayou Exploration, L.L.C.	SandRidge Energy, Inc.	100%
Braniff Restaurant Holdings, LLC	SandRidge Realty, LLC	100%
CEBA Midstream GP, LLC	SandRidge Exploration and Production, LLC	100%
CEBA Midstream, LP	SandRidge Exploration and Production, LLC CEBA Midstream GP, LLC	99% 1%
Cholla Pipeline, L.P.	SandRidge Midstream, Inc. Integra Energy, L.L.C.	62.5716% 36.1427%
Cornhusker Energy, L.L.C.	SandRidge Energy, Inc.	100%
FAE Holdings 389322R, LLC	SandRidge Energy, Inc.	100%
Integra Energy, L.L.C.	SandRidge Exploration and Production, LLC	100%
Lariat Services, Inc.	SandRidge Energy, Inc.	100%
MidContinent Resources, LLC	SandRidge Energy, Inc.	100%
Mistmada Oil Company, Inc.	SandRidge Energy, Inc.	100%
Piñon Gathering Company, LLC	SandRidge Midstream, Inc.	100%
Sabino Exploration, LLC	SandRidge Energy, Inc.	100%
Sagebrush Pipeline, LLC	SandRidge Midstream, Inc.	73.80881%
SandRidge CO2, LLC	SandRidge Energy, Inc.	100%
SandRidge Exploration and Production, LLC	SandRidge Holdings, Inc.	100%
SandRidge Holdings, Inc.	SandRidge Energy, Inc.	100%
SandRidge Midstream, Inc.	SandRidge Energy, Inc.	100%
SandRidge Operating Company	SandRidge Energy, Inc.	100%
SandRidge Realty, LLC	SandRidge Energy, Inc.	100%
Sierra Madera CO2 Pipeline, LLC	SandRidge Energy, Inc.	100%
WTO Gas Gathering Company, LLC	SandRidge Energy, Inc.	100%

Certain of the entities described above may be dissolved or converted to limited liability companies in connection with the consummation of the Plan of Reorganization or thereafter.

(b)	Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4 of the Initial Application, “Directors and Executive Officers.”
(c)	Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5 of the Initial Application, “Principal Owners of Voting Securities.”

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture among the Applicants and Wilmington Trust, National Association, as trustee (the “Trustee”) to be entered into and dated as of the Effective Date of the Plan of Reorganization. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture, filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice of Default.

The Indenture will contain certain customary events of default, including: (1) default in the payment of principal of the New Notes when due and payable as provided for in the Indenture, (2) failure to comply with covenants related to securing the New Notes by the Collateral if required by the Indenture, (3) failure to convert the New Notes, (4) failure to comply with covenants related to consolidations, mergers, sales or other dispositions of all or substantially all assets, (5) failure to comply with any other covenants or agreements related to the New Notes, subject to any applicable notice and cure period as provided for in the Indenture, (6) default under other indebtedness in excess of $50,000,000, (7) entry of a final judgment in excess of $50,000,000, subject to a cure period as provided for in the Indenture, (8) any guarantee by the Guarantors is held to be unenforceable or invalid, or is disaffirmed by any Guarantor and (9) certain events of bankruptcy, insolvency or reorganization with respect to the Company, any Guarantor or any of its significant subsidiaries (as defined under Regulation S-X).

If a default occurs and is continuing and is actually known to the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after it occurs, unless such default shall have been cured or waived before the giving of such notice. Except in the case of certain defaults in payment with respect to any New Notes, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the New Notes.

(b)	Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be signed by one or more officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee in manual signature. The Trustee may appoint an authenticating agent.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c)	Release of Collateral.

If the New Notes or the guarantees by the Guarantors are required to be secured by certain property of the Company and the Guarantors wherever located and whether now owned or at any time acquired after the date the New Notes are issued (the “Collateral”) pursuant to the terms of the Indenture, the Trustee’s liens upon the Collateral will no longer secure the New Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged:

(i) upon satisfaction and discharge of the Indenture in accordance with the terms thereof;

(ii) upon payment in full and discharge of all of the New Notes outstanding under the Indenture and all other obligations of the Company under the New Notes and of each Guarantor under any guarantees of the New Notes by the Guarantors, due and payable under the Indenture at the time the New Notes are paid in full and discharged (other than contingent indemnity obligations for which no claim has been made);

(iii) as to any Collateral of the Company or a Guarantor that is sold, transferred or otherwise disposed of by the Company or any Guarantor to a person that is not (either before or after such sale, transfer or disposition) the Company or any of its subsidiaries in a transaction or other circumstance that complies with the terms of the Indenture and is permitted by all of the other security documents contemplated thereunder, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of;

(iv) in whole or in part, with the consent of the holders of the New Notes of the requisite aggregate principal amount of New Notes in accordance with the Indenture;

(v) with respect to the assets of any Guarantor, at the time that such Guarantor is released from its guarantee in accordance with the terms of the Indenture; or

(vi) if and to the extent required by the intercreditor and subordination agreement between the Trustee and the administrative agent under the Company’s first lien credit facility.

(d)	Satisfaction and Discharge.

The Indenture will cease to be of further effect as to all outstanding New Notes when (i)(1) all the New Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the New Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has deposited with the Trustee or delivered to the holders of the New Notes amounts of consideration sufficient to pay all of the outstanding amounts under the New Notes and all other sums due and payable under the Indenture by the Company with respect to the New Notes; and (ii) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company is required to deliver to the Trustee, as soon as possible and in any event within 30 days after the occurrence of any event of default or default, an officers’ certificate setting forth the details of such event of default or default, its status and the action that the Company is taking or proposing to take in respect thereto.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SandRidge Energy, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Oklahoma City, and State of Oklahoma, on the 23rd day of September, 2016.

(SEAL)		SANDRIDGE ENERGY, INC.

Attest:	/s/ Justin P. Byrne	By:	/s/ Julian Bott

	Name: Justin P. Byrne		Name:	Julian Bott
			Title:	Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Oklahoma City, and State of Oklahoma, on the 23rd day of September, 2016.

(SEAL)		INTEGRA ENERGY, L.L.C., LARIAT SERVICES, INC., SANDRIDGE EXPLORATION AND PRODUCTION, LLC, SANDRIDGE HOLDINGS, INC., SANDRIDGE MIDSTREAM, INC., SANDRIDGE OPERATING COMPANY

Attest:	/s/ Justin P. Byrne	By:	/s/ Julian Bott

	Name: Justin P. Byrne		Name:	Julian Bott
			Title:	Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1	Certificate of Incorporation of SandRidge Energy, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-148956), filed with the SEC on January 30, 2008)

Exhibit T3A-2	Certificate of Amendment to the Certificate of Incorporation of SandRidge Energy, Inc., (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2010)

Exhibit T3A-3	Certificate of Amendment to the Certificate of Incorporation of SandRidge Energy, Inc., (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2015)

Exhibit T3A-4**	Articles of Organization of Integra Energy, L.L.C. (f/k/a Riata Energy South Africa, L.L.C.), as amended

Exhibit T3A-5**	Articles of Incorporation of Lariat Services, Inc.

Exhibit T3A-6**	Certificate of Formation of SandRidge Exploration and Production, LLC (f/k/a NEG Operating LLC), as amended

Exhibit T3A-7**	Certificate of Incorporation of SandRidge Holdings, Inc.

Exhibit T3A-8**	Articles of Incorporation of SandRidge Midstream, Inc. (f/k/a ROC Gas Company (f/k/a Riata Operating Company)), as amended

Exhibit T3A-9**	Articles of Incorporation of SandRidge Operating Company (f/k/a Alsate Management and Investment Company, (f/k/a Alsate Exploration, Inc.)), as amended

Exhibit T3B-1	Amended and Restated Bylaws of SandRidge, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on March 9, 2009)

Exhibit T3B-2	Amendment to the Amended and Restated Bylaws of SandRidge, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on November 20, 2012)

Exhibit T3B-3**	Limited Liability Company Agreement of Integra Energy, L.L.C.

Exhibit T3B-4**	Amended and Restated Bylaws of Lariat Services, Inc.

Exhibit T3B-5**	Limited Liability Company Agreement of SandRidge Exploration and Production, LLC (f/k/a NEG Operating LLC)

Exhibit T3B-6**	Amended and Restated Bylaws of SandRidge Holdings, Inc.

Exhibit T3B-7**	Amended and Restated Bylaws of SandRidge Midstream, Inc.

Exhibit T3B-8**	Amended and Restated Bylaws of SandRidge Operating Company

Exhibit T3C*	Form of Indenture Governing the New Notes

Exhibit T3D	Not applicable

Exhibit T3E-1**	Amended Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc., et al., dated July 14, 2016

Exhibit T3E-2	Amended Joint Chapter 11 Plan of Reorganization of SandRidge Energy, Inc., et al., dated September 2, 2016 (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on September 14, 2016)

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1*	Directors, Executive Officers and Capitalization of the Guarantors

Exhibit 99.2*	Principal Ownership of Voting Securities of the Guarantors

*	Filed herewith.
**	Filed previously with the Initial Application on July 18, 2016.